Exhibit 99.1

B Communications Announced Receipt of Court Order to Convene the Company’s Creditors’

Meetings and Shareholders’ Meeting, Pursuant to the Company’s Petition in Accordance with

Section 350 of the Israeli Companies Law

Ramat Gan, Israel - July 10, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM) today announced that further to the Company’s previous announcement with respect of the Company’s petition submitted to the Tel Aviv-Jaffa District Court, pursuant to Section 350 of the Israeli Companies Law, to issue an order to convene meetings of the Company’s creditors and shareholders (the “Meetings”), the Court has approved the petition and ordered the Company to convene such Meetings in accordance with the Company’s request. The agenda for the Meetings will include, Mainly, an approval of the Searchlight transaction documents.

Accordingly, the Company will convene shareholders and creditors meetings.